SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolivar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated July 11, 2011 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By the letter dated July 11, 2011, the Company reported that it has subscribed a barter agreement with TGLT S.A. (“TGLT”), by which the Company has transferred a real estate property (“the Property”), including all existing constructions in it and everything attached to the ground. The Property is located in the City of Buenos Aires and is identified by the following cadastre nomenclature: District: 7, Section: 45.- Entry: 179,579-02.

As consideration of this agreement, TGLT committed to transfer to the Company:

(i)	A number of apartments to be specified in the future, that represent 23.10% of the sellable area of the building to be constructed on the Property by TGLT (“the Building”);

(ii)	A number of parking lots to be specified in the future, that represent 21.10% of the total area of the parking lots located in the two underground floors of the Building;

(iii)	Should TGLT build storerooms, a number equivalent to 21.10% of the total area of such storerooms.

In addition, as of the date hereof the Company received from TGLT the sum of US Dollars One Hundred and Fifty Nine Thousands Three Hundreds and Seventy Five (US$ 159,375) as money consideration of the agreement.

As a guaranty of the performance of the barter agreement, TGLT established a first degree mortgage on the Property in favor of the Company for up to the sum of US Dollars Twelve Millions Seven Hundred and Fifty Thousand (US$ 12,750,000), plus interest, costs and expense fees that may arise.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Second Vice Chairman of the Board of Directors

Dated: July 13, 2011